VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100 SCOTTSDALE, AZ 85258

March 1, 2023

VIA EDGAR

Mr. Scott Lee, Esq.

Staff Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE:	Voya Mutual Funds (the "Registrant")
(File Nos. 033-56094; 811-07428)

Dear Mr. Lee:

This letter responds to a re-issued comment provided by telephone on February 24, 2023, by the Staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") with respect to Post-Effective Amendment No. 224 (the "Amendment") to the Registrant's Registration Statement on Form N-1A (the "Registration Statement"). This Amendment was filed with the SEC, via the EDGAR system, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "1933 Act"), on December 20, 2022. The Registrant filed a post- effective amendment pursuant to Rule 485(b) under the 1933 Act on February 24, 2023 to: (i) reflect the revisions discussed in response to the Staff's comments provided on February 3, 2023; (ii) make certain non- material changes, as appropriate; (iii) include relevant financial information; and (iv) file exhibits to the Registration Statement. Our summary of the re-issued comment and our response thereto are provided below. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

Comment: For each multi-manager fund which discusses the consideration of ESG factors at a high level, please include the fund's definition of ESG. As an ESG integration fund, please consider briefly describing, here or in response to Item 9 of Form N-1A, examples of ESG criteria considered and update the ESG risk disclosures as necessary. Also, please consider disclosing, if accurate, that an investment could be made in a company that scores poorly for ESG factors if it scores strongly on non-ESG factors. In addition, please clarify whether the fund's ESG criteria are applied to every investment it makes or only some investments and whether ESG is the exclusive factor considered or one of several factors.

Response: The Registrant has reviewed the disclosure that is the subject of the Staff's comment and respectfully declines to revise the disclosure. As disclosed in the prospectus, in selecting sub-advisers, the Investment Adviser typically considers the extent to which a sub-adviser takes into account ESG factors, although the extent of a sub-adviser's consideration of ESG factors may have no effect on the Investment Adviser's decision. In addition, each of the multi-manager funds has more than one sub-adviser. The prospectus describes the investment approach of each sub-adviser including, where relevant, any consideration of ESG factors by a sub-adviser; applicable sub-advisers generally consider ESG factors among a variety of factors in selecting investments for the funds. In light of these existing disclosures and the sub-advisers' consideration of ESG factors among many other factors, the Registrant believes that more detailed information regarding definitions and specific ESG criteria—necessarily in respect of the Investment Adviser and of each sub-adviser separately—would likely be unduly long and potentially confusing. Please also consider in addition to the response above, the Registrant's responses to the Staff's earlier comments on a similar topic.

Should you have any questions or comments regarding this letter, please contact Tracy C. Reed at (480) 477- 2631 or the undersigned at (212) 309-6566.

Mr. Scott Lee, Esq.

U.S. Securities and Exchange Commission

March 1, 2023

Page | 2

Regards,

/s/ Nicholas C.D. Ward Nicholas C.D. Ward Counsel

Voya Investment Management

cc:Huey P. Falgout, Jr., Esq. Voya Investments, LLC

Elizabeth J. Reza, Esq.

Ropes & Gray LLP